Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Announcement of 2021 Interim Results (Unaudited)

FINANCIAL AND BUSINESS SUMMARY

	First half of 2021	% change over First half of 2020

Net production of oil and gas*	278.1 million BOE	7.9%
Oil and gas sales	RMB100.63 billion	51.7%
Consolidated net profit	RMB33.33 billion	221.0%
Basic earnings per share	RMB0.75	221.0%
Diluted earnings per share	RMB0.75	221.0%
Interim dividend (tax inclusive)	HK0.30 per share	50%

*	Including our interests in equity-accounted investees, which is approximately 9.6 million BOE.

CHAIRMAN’S STATEMENT

Dear Shareholders,

With the gradual recovery of the world economy, the international oil prices rebounded in the first half of 2021. However, the evolution of the COVID-19 pandemic and the accelerated transformation of the energy industry have brought huge changes to the development environment of the Company.

In view of the complicated situation, we strengthened the business strategy, progressed firmly with production and operation tasks, and reserves and production increased to a new level. The commencement of a major project inspired all employees, net profit increased significantly, and technology research and low-carbon development moved ahead steadily, as evidenced by outstanding operating results.

In the first half of 2021, the Company continued to increase reserves and production. A total of nine new discoveries were made, and 14 oil and gas structures were successfully appraised. In China, Kenli 10-2 structure was efficiently appraised with proved in-place volume of nearly 100 million tons of oil equivalent. Luda 10-6 structure was appraised with high output of oil and gas, and was initially proved to be a medium-sized oil and gas field. Wenchang 9-7 structure was appraised with a breakthrough, becoming the largest oil discovery in the Wenchang Sag in the past 10 years. Through expanded exploration, high output of gas was obtained in the Baodao 21-1 structure, which initially demonstrated the prospect of 100 billion cubic meters of natural gas resources. Overseas, two new discoveries in the Stabroek block of Guyana were made. These discoveries further strengthened our resource base for sustainable development.

We actively advanced engineering construction. Six new projects including Lingshui 17-2 gas fields, the first independent large-sized deep-water gas field in China, commenced production. These projects will support the Company’s oil and gas production growth. Meanwhile, a number of key projects under construction are also progressing in an orderly manner. In the first half of the year, Company’s net oil and gas production reached a record high of 278.1 million barrels of oil equivalent (“BOE”), representing a year-on-year increase of 7.9%. Among which, the net production in China reached 192.8 million BOE, representing a year-on-year increase of 10.8%.

We seized the opportunity of oil price recovery and achieved better-than-expected earnings. In the first half of the year, net profit reached RMB33.33 billion with earnings per share of RMB0.75, a significant increase of 221.0% year-on-year. Despite of the rising commodity prices and other factors, we continued to reduce costs and enhance quality and efficiency. Our all-in cost was US$28.98 per BOE with operating cost of US$7.31 per BOE, maintaining strong cost competitiveness. Based on the Company’s good financial performance, in order to share the benefit of our growth with shareholders, the Board of Directors has declared an interim dividend of HK$0.30 per share (tax inclusive) for the first half of 2021.

We highlighted technological innovation. “Shenhai-1”, the first 100,000-ton deep-water semi-submersible production and storage platform in the world, which was independently developed by the Company to support the Lingshui 17-2 gas fields, has been put into production. It was breakthrough of various core technologies. In addition, the completion and commissioning of China’s first offshore smart gas fields, Dongfang Gas Fields, represented a significant progress in artificial intelligence and digitalization of offshore oil and gas production and operation. We promoted steadily low-carbon development and established the Department of New Energy to promote the coordinated development of new energy business together with our core business. Moreover, we facilitated progressively the development of onshore power project, and improved our capability of low-carbon operation. We strengthened risk control, implemented inspection and rectification of safety risks and hazards, and further improved production safety management.

Looking forward to the second half of the year, with our concerted efforts and determination to forge ahead, we will remain committed to oil and gas reserves and production growth and high-quality development. At the same time, we will consolidate our cost competitiveness, continue to promote scientific and technological innovation, and accelerate our pace towards low-carbon development. We will strive to achieve the annual production and operation goals with outstanding performances to maximize shareholder return.

Wang Dongjin

Chairman

Hong Kong, 19 August 2021

INTERIM RESULTS

The board of directors (the “Board”) of CNOOC Limited (the “Company”) is pleased to announce the unaudited interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2021 as follows:

INTERIM CONDENSED CONSOLIDATED STATEMENT
OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (unaudited)

FOR THE SIX MONTHS ENDED 30 JUNE 2021

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2021	2020

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	2	100,625	66,335
Marketing revenues	2	6,370	6,497
Other revenue		3,238	1,728

		110,233	74,560

EXPENSES
Operating expenses		(12,711)	(11,346)
Taxes other than income tax		(4,879)	(3,421)
Exploration expenses		(5,025)	(2,560)
Depreciation, depletion and amortisation		(28,916)	(26,309)
Special oil gain levy		(335)	(79)
Impairment and provision recognised, net		(57)	(3,133)
Crude oil and product purchases		(6,251)	(6,179)
Selling and administrative expenses		(3,872)	(3,807)
Others		(2,738)	(2,147)

		(64,784)	(58,981)

PROFIT FROM OPERATING ACTIVITIES		45,449	15,579
Interest income		542	758
Finance costs	4	(2,838)	(3,130)
Exchange gains/(losses), net		177	(16)
Investment income		1,079	1,786
Share of profits of associates		365	202
Profit/(loss) attributable to a joint venture		104	(224)
Other income/(expense), net		95	(9)

PROFIT BEFORE TAX		44,973	14,946
Income tax expense	5	(11,647)	(4,563)

PROFIT FOR THE PERIOD		33,326	10,383

Attributable to:
Owners of the parent		33,329	10,383
Non-controlling interests		(3)	-

		33,326	10,383

		Six months ended 30 June
	Notes	2021	2020

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,802)	2,714
Share of other comprehensive expense of associates		(2)	(55)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income/(expense)		815	(1,198)
Others		71	-

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD, NET OF TAX		(918)	1,461

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		32,408	11,844

Attributable to:
Owners of the parent		32,411	11,844
Non-controlling interests		(3)	-

		32,408	11,844

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	6	0.75	0.23
Diluted (RMB Yuan)	6	0.75	0.23

Details of the interim dividends declared for the period are disclosed in note 7.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2021

(All amounts expressed in millions of Renminbi)

	Notes	30 June 2021	31 December 2020

NON-CURRENT ASSETS
Property, plant and equipment		448,123	446,668
Right-of-use assets		8,943	9,161
Intangible assets		14,827	15,129
Investments in associates		23,686	23,544
Investment in a joint venture		18,740	18,822
Debt investment		4,737	3,620
Equity investments		2,343	1,829
Deferred tax assets		27,433	27,751
Other non-current assets		11,676	11,360

Total non-current assets		560,508	557,884

CURRENT ASSETS
Inventories and supplies		6,234	5,644
Trade receivables	8	25,324	18,982
Other financial assets		68,762	61,662
Other current assets		11,669	11,272
Time deposits with maturity over three months		36,247	41,812
Cash and cash equivalents		47,282	24,019

Total current assets		195,518	163,391

CURRENT LIABILITIES
Loans and borrowings	10	15,330	11,217
Trade and accrued payables	9	43,875	41,203
Lease liabilities		1,266	1,297
Contract liabilities		1,213	1,544
Other payables and accrued liabilities		11,471	12,139
Dividends payable		9,288	-
Taxes payable		8,282	7,452

Total current liabilities		90,725	74,852

NET CURRENT ASSETS		104,793	88,539

TOTAL ASSETS LESS CURRENT LIABILITIES		665,301	646,423

NON-CURRENT LIABILITIES
Loans and borrowings	10	114,035	125,013
Lease liabilities		5,911	6,022
Provision for dismantlement		72,107	69,444
Deferred tax liabilities		5,810	5,119
Other non-current liabilities		9,816	6,895

Total non-current liabilities		207,679	212,493

NET ASSETS		457,622	433,930

EQUITY
Issued capital	11	43,081	43,081
Reserves		413,728	390,627

Equity attributable to owners of the parent		456,809	433,708

Non-controlling interests		813	222

TOTAL EQUITY		457,622	433,930

NOTES

30 JUNE 2021

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2020.

The financial information relating to the year ended 31 December 2020 that is included in this announcement as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2020 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s then auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2020 except for the first time application of the new and amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2021. The application of the new and amendments to IFRSs/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

2.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

3.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

External revenue	57,485	61,176	52,264	13,258	484	126	-	-	110,233	74,560
Intersegment revenue*	45,910	6,761	(45,910)	(6,761)	10	(27)	(10)	27	-	-

Total revenue**	103,395	67,937	6,354	6,497	494	99	(10)	27	110,233	74,560

Segment profit/(loss) for the period	33,264	10,485	(202)	192	4,641	(323)	(4,377)	29	33,326	10,383

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December	30 June	31 December
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

Other segment information

Segment assets	590,861	567,224	19,473	3,781	492,340	427,400	(346,648)	(277,130)	756,026	721,275

Segment liabilities	(396,441)	(404,959)	(17,473)	(2,244)	(197,656)	(201,981)	313,166	321,839	(298,404)	(287,345)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	73% (six months ended 30 June 2020: 72%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from the People’s Republic of China (the “PRC”) customers, and revenues generated from customers in other locations are individually less than 10%.

4.	FINANCE COSTS

Accretion expenses of approximately RMB1,349 million (six months ended 30 June 2020: approximately RMB1,301 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2021.

5.	INCOME TAX

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (six months ended 30 June 2020: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly foreign owned enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise. The subsidiary is in the process of re-applying to be assessed as a high and new technology enterprise with effect from 2021 to 2023.

Principal subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 82% (six months ended 30 June 2020: 10% to 50%). The provincial income tax rate of Alberta, Canada reduced from 12% to 11% on 1 July 2019, and gradually reduced to 8% in the following years.

6.	EARNINGS PER SHARE

	Six months ended 30 June
	2021	2020

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	33,326	10,383

Number of shares:
Weighted average number of ordinary shares for the purpose of basic earnings per share and diluted earnings per share	44,647,455,984	44,647,455,984

Earnings per share
– Basic (RMB Yuan)	0.75	0.23

– Diluted (RMB Yuan)	0.75	0.23

7.	DIVIDENDS

On 19 August 2021, the Board declared an interim dividend of HK$0.30 (tax inclusive) per share (six months ended 30 June 2020: HK$0.20 (tax inclusive) per share), totaling approximately HK$13,394 million (tax inclusive) (equivalent to approximately RMB11,133 million (tax inclusive)) (six months ended 30 June 2020: approximately RMB8,157 million (tax inclusive)), based on the number of issued shares as at 30 June 2021.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

8.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2021 and 31 December 2020, the age of substantially all the trade receivables was within one year.

9.	TRADE AND ACCRUED PAYABLES

As at 30 June 2021 and 31 December 2020, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

10.	LOANS AND BORROWINGS

The details of note repaid during the six months ended 30 June 2021 are as follow:

Issuer	Maturity	Coupon Rate	Principal Amount
			USD million

CNOOC Finance (2011) Limited	Matured in 2021	4.25%	1,500

11.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2020, as at 31 December 2020 and as at 30 June 2021	44,647,455,984	43,081

12.	SUBSEQUENT EVENTS

The Group had no significant subsequent events needed to be disclosed.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2021 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. This interim results announcement for the six months ended 30 June 2021 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim results announcement, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2021.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2021, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.2 of the Corporate Governance Code and Corporate Governance Report (the “CG Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

CODE PROVISION A.4.2

Under Code Provision A.4.2 of the CG Code, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Mr. Li Yong was appointed as a Non-executive Director, Vice Chairman of the Board and a member of the Remuneration Committee of the Company with effect from 29 September 2020. Mr. Li Yong did not retire and offer himself for re-election by shareholders in the extraordinary general meeting of the Company held on 20 November 2020. This constitutes a deviation from Code Provision A.4.2 of the CG Code. However, the Company believes that this is a minor deviation at the operational level only. The shareholders’ interests are not adversely impaired since any Director appointed by the Board is subject to the retirement and re-election provisions under article 101 of the Articles of Association of the Company (“Article 101”). According to Article 101, Mr. Li Yong has retired from office and has been re-elected at the annual general meeting held on 21 May 2021 of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2021, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim results announcement are set out below:

Name of Director	Details of Changes

Hu Guangjie	Resigned as an Executive Director and the President of the Company with effect from 21 April 2021
Tse Hau Yin, Aloysius	Resigned as an Independent Non-executive Director of China Huarong Asset Management Co., Ltd. on 23 March 2021. The resignation shall take effect after the commencement of terms of office of the new Independent Non-executive Director. Meanwhile, with effect from 3 June 2021, no longer served as an Independent Non-executive Director of OCBC Wing Hang Bank Limited.
Xia Qinglong	Appointed as an Executive Director of the Company with effect from 3 August 2021

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares, represented by American Depositary Shares, are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home jurisdiction corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2020, other than those disclosed in this interim results announcement and the 2021 interim report of the Company.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 6 September 2021 (Monday) to 10 September 2021 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 3 September 2021 (Friday). The interim dividend will be paid on or around 13 October 2021 (Wednesday) to shareholders whose names appear on the register of members on 10 September 2021 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2021 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 10 September 2021 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2021 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2021 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 10 September 2021. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2021 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 3 September 2021 (Friday).

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 10 September 2021. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Wu Xiaonan

Joint Company Secretary

Hong Kong, 19 August 2021

As at the date of this announcement, the Board comprises: Executive Directors Xu Keqiang Xia Qinglong	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong

FORWARD-LOOKING STATEMENTS

This interim results announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim results announcement are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.